

March 15, 2013

Via E-mail
Eduardo E. Cordeiro
Executive Vice President and Chief Financial Officer
Cabot Corporation
Two Seaport Lane
Boston, MA 02210-2019

> **Re:** **Cabot Corporation**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **Response Dated March 1, 2013**
> **File No. 1-5667**

Dear Mr. Cordeiro:

We have reviewed your response letter dated March 1, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 8. Financial Statements and Supplementary Data, page 54

Note M. Venezuela, page 83

2. We note your response to comment six from our letter dated February 15, 2013. On February 8, 2013, the Venezuelan government devalued its currency to an official rate of 6.3 bolivars fuerte (BsF) to the U.S. dollar from 4.3 BsF and announced that it is shutting down the SITME foreign exchange system. Please address the following:
   - Describe for us any instances in which you attempted to convert your bolivars into U.S. dollars and were unable to. Your response should explain when the failed attempt (or

> attempts) was made, the amount you attempted to convert, and the reason why the attempt was unsuccessful; and
>
> • Tell us if you performed an updated impairment analysis of your Venezuelan equity investment as a result of the recent currency devaluation. If so, please advise us of the results of this analysis. If not, please tell us why you do not believe such an analysis was warranted.

3. As a related matter, please consider revising your MD&A in future filings to address the following and show us what your future filing disclosures will look like:
   • Describe the timing and implications of the devaluation, from both an accounting and operational standpoint;
   • Provide an estimate of the financial impact of the devaluation, including any gains or losses on monetary items or other-than-temporary impairments on your equity method investment in Venezuela;
   • Explain how the government actions regarding exchange rates and related restrictions have affected your ability to settle transactions and repatriate cash;
   • Discuss any changes in profitability related to the increase in the cost of imports and in-country sales prices of imported goods due to the devaluation;
   • Discuss any government pressures on vendors not to change sales prices and the expected effect on profitability after the devaluation;
   • Describe any business practices or policies that have changed or are expected to change as a result of the devaluation; and
   • If applicable, explain and quantify where possible the effect of the devaluation on your compliance with any debt covenants.

Note V. Financial Information by Segment & Geographic Area, page 106

4. We note your response to comment eight from our letter dated February 15, 2013. It appears that the reported revenues for your Specialty Carbons and Compounds operating segment were greater than 10 percent of the combined revenue for all your operating segments for all periods presented. As such, please tell us how you considered ASC 280-10-50-10 and 50-12 in determining that the Specialty Carbons and Compounds operating segment should not be separately presented as its own reportable segment.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief